Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports 2024 Second Quarter Financial Results

MIGDAL HAEMEK, ISRAEL – July 24, 2024 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the second quarter ended June 30, 2024.

Second Quarter of 2024 Results Overview

Revenue for the second quarter of 2024 was $351 million as compared to $327 million for the first quarter of 2024.

Gross profit for the second quarter of 2024 was $87 million as compared to $73 million for the first quarter of 2024.

Operating profit for the second quarter of 2024 was $55 million and included $6 million restructuring income, net associated with the previously disclosed reorganization and restructure of our Japan operations during 2022, as compared to $34 million in the first quarter of 2024.

Net profit for the second quarter of 2024 was $53 million, or $0.48 basic and diluted earnings per share and included $3 million restructuring income net impact, as compared to net profit of $45 million, or $0.40 basic and diluted earnings per share for the first quarter of 2024.

Cash flow generated from operating activities in the second quarter of 2024 was $113 million. Investments in equipment and other fixed assets were $113 million, net and debt payments totaled $10 million.

In the first quarter of 2024, cash flow generated from operating activities was $110 million, investments in equipment and other fixed assets were $98 million, net and debt payments totaled $8 million.

Business Outlook
Tower Semiconductor guides revenue for the third quarter of 2024 to be $370 million, with an upward or downward range of 5%. Mid-range guidance reflects year over year and quarter over quarter growth.

Mr. Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, stated: “We are tracking well and remain committed to our stated target of sequential revenue growth throughout 2024, as evidenced by our second quarter performance and third quarter guidance. In addition to the recovery in mobile and growth in our advanced Power platforms, we are experiencing a robust, rapidly expanding demand from both existing and new customers within the optical space. Our strong position in optical transceivers, coupled with multiple years of 1st-tier customer partnership in developing both passive and active Silicon Photonics platforms, have uniquely prepared us to be the leading foundry of choice for data transfer within the exploding AI market. We remain focused on innovation to enhance our market leadership and hence to continue to deliver sustainable growth.”

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Wednesday, July 24, 2024, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the second quarter of 2024 and its business outlook.

This call will be webcast and can be accessed via Tower Semiconductor’s website at www.towersemi.com or by calling 1-888-281-1167 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International). For those who are not available to listen to the live broadcast, the call will be archived on Tower Semiconductor’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP. The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, which we may describe as adjusted financial measures and/or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding the following: (1) amortization of acquired intangible assets as included in our operating costs and expenses, (2) compensation expenses in respect of equity grants to directors, officers, and employees as included in our operating costs and expenses, (3) merger contract termination fees received from Intel, net of associated cost and taxes following the previously announced Intel contract termination as included in net profit in 2023 and (4) restructuring income, net, which includes income, net of cost and taxes associated with the reorganization and restructure of our operations in Japan including the cessation of operations of the Arai facility which occurred during 2022 as included in net profit. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables may also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, as well as may be included and calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenues and in operating cost and expenses lines (e.g. research and development related equipment and/or fixed other assets depreciation), (ii) stock-based compensation expense, (iii) amortization of acquired intangible assets, (iv) merger contract termination fees received from Intel, net of associated cost following the previously announced Intel contract termination, as included in operating profit and (v) restructuring income, net in relation to the reorganization and restructure of our operations in Japan including the cessation of operations of the Arai facility, as included in operating profit. EBITDA is reconciled in the tables below and/or in prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company from GAAP operating profit. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, are not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/or presented in this release and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is comprised of cash, cash equivalents, short-term deposits, and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $113 million, $110 million and $75 million for the three months periods ended June 30, 2024, March 31, 2024 and June 30, 2023, respectively (less cash used for investments in property and equipment, net (in the amounts of $113 million, $98 million and $89 million for the three months periods ended June 30, 2024, March 31, 2024 and June 30, 2023, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing, and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, shares a 300mm facility in Agrate, Italy, with ST as well as has access to a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release, including other projections with respect to our business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) reliance on acquisition and/or gaining additional capacity for growth, (iii) difficulties in achieving acceptable operational metrics and indices in the future as a result of operational, technological or process-related problems, (iv) identifying and negotiating with third-party buyers for the sale of any excess and/or unused equipment, inventory and/or other assets, (v) maintaining current key customers and attracting new key customers, (vi) over demand for our foundry services resulting in high utilization and its effect on cycle time, yield and on schedule delivery, as well as customers potentially being placed on allocation, which may cause customers to transfer their business to other vendors, (vii) financial results may fluctuate from quarter to quarter making it difficult to forecast future performance, (viii) our debt and other liabilities that may impact our financial position and operations, (ix) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (x) fluctuations in cash flow, (xi) our ability to satisfy the covenants stipulated in our agreements with our debt holders, (xii) pending litigation, (xiii) meeting the conditions set in approval certificates and other regulations under which we received grants and/or royalties and/or any type of funding from the Israeli, US and/or Japan governmental agencies, (xiv) receipt of orders that are lower than the customer purchase commitments and/or failure to receive customer orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we create inventory before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) obtain financing for capacity acquisition related transactions, strategic and/or other growth or M&A opportunities, including for funding Agrate fab’s significant 300mm capacity investments and acquisition or funding of equipment and other fixed assets associated with the capacity corridor transaction with Intel as announced in September 2023, in addition to other capacity expansion plans, and the possible unavailability of such financing and/or the availability of such financing on unfavorable terms, (xxi) operating our facilities at sufficient utilization rates necessary to generate and maintain positive and sustainable gross, operating and net profit, (xxii) the purchase of equipment and/or raw material (including purchase beyond our needs), the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) product returns and defective products, (xxiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxv) competing effectively, (xxvi) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxvii) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxviii) the fab3 landlord’s alleged claims that the noise abatement efforts made thus far are not adequate under the terms of the amended lease that caused him to request a judicial declaration that there was a material non-curable breach of the lease and that he would be entitled to terminate the lease, as well the ability to extend such lease or acquire the real estate and obtain the required local and/or state approvals required to be able to continue operations beyond the current lease term, (xxix) retention of key employees and recruitment and retention of skilled qualified personnel, (xxx) exposure to inflation, currency rates (mainly the Israeli Shekel, the Japanese Yen and the Euro) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxi) meeting regulatory requirements worldwide, including export, environmental and governmental regulations, as well as risks related to international operations, (xxxii) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with Agrate fab establishment and the capacity corridor transaction with Intel as announced in September 2023, such as their qualification schedule, technology, equipment and process qualification, facility operational ramp-up, customer engagements, cost structure, required investments and other terms, which may require additional funding to cover their significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all, (xxxiii) potential liabilities, cost and other impact that may be incurred or occur due to reorganization and consolidation of fabrication facilities, including the impact of cessation of operations of our facilities, including with regard to our 6 inch facility, (xxxiv) potential security, cyber and privacy breaches, (xxxv) workforce that is not unionized which may become unionized, and/or workforce that is unionized and may take action such as strikes that may create increased cost and operational risks, (xxxvi) issuance of ordinary shares as a result of exercise and/or vesting of any of our employee stock options and/or restricted stock units, as well as any sale of shares by any of our shareholders, or any market expectation thereof, as well as issuance of additional employee stock options and/or restricted stock units, or any market expectation thereof, which may depress the market value of the Company and the price of the company’s ordinary shares and in addition may impair our ability to raise future capital, and (xxxvii) climate change, business interruption due to flood, fire, pandemic, earthquake and other natural disasters, the security situation in Israel, global trade “war” and the current war in Israel, including potential inability to continue uninterrupted operations of the Israeli fabs, impact on global supply chain to and from the Israeli fabs, power interruptions, chemicals or other leaks or damages as a result of the war, absence of workforce due to military service as well as risk that certain countries will restrict doing business with Israeli companies, including imposing restrictions if hostilities in Israel or political instability in the region continue or exacerbate, and other events beyond our control. With respect to the current war in Israel, if instability in neighboring states occurs, Israel could be subject to additional political, economic, and military confines, and our Israeli facilities’ operations could be materially adversely affected. Any current or future hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could have a material adverse effect on our business, financial condition and results of operations.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#  #  #
(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	June 30,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$265,313	$260,664
Short-term deposits	903,401	790,823
Marketable securities	65,331	184,960
Trade accounts receivable	165,161	154,067
Inventories	276,082	282,688
Other current assets	35,414	35,956

Total current assets	1,710,702	1,709,158

PROPERTY AND EQUIPMENT, NET	1,199,191	1,155,929

GOODWILL AND OTHER INTANGIBLE ASSETS, NET	11,218	12,115

OTHER LONG-TERM ASSETS, NET	41,056	41,315

TOTAL ASSETS	$2,962,167	$2,918,517

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term debt	$61,365	$58,952
Trade accounts payable	123,782	139,128
Deferred revenue and customers' advances	23,988	18,418
Other current liabilities	81,040	60,340

Total current liabilities	290,175	276,838

LONG-TERM DEBT	126,715	172,611

LONG-TERM CUSTOMERS' ADVANCES	16,118	25,710

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	16,446	16,319

TOTAL LIABILITIES	449,454	491,478

TOTAL SHAREHOLDERS' EQUITY	2,512,713	2,427,039

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,962,167	$2,918,517

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2024	2024	2023
REVENUES	$351,181	$327,238	$357,191
COST OF REVENUES	264,259	254,632	270,674

GROSS PROFIT	86,922	72,606	86,517

OPERATING COSTS AND EXPENSES:
Research and development	18,994	19,951	19,452
Marketing, general and administrative	19,050	18,670	17,387
Restructuring income, net *	(6,270)	--	(851)
	31,774	38,621	35,988

OPERATING PROFIT	55,148	33,985	50,529

FINANCING AND OTHER INCOME, NET	7,710	3,984	3,924

PROFIT BEFORE INCOME TAX	62,858	37,969	54,453

INCOME TAX BENEFIT (EXPENSE), NET	(6,108)	5,078	(5,747)

NET PROFIT	56,750	43,047	48,706

Net loss (income) attributable to non-controlling interest	(3,305)	1,587	2,484

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$53,445	$44,634	$51,190

BASIC EARNINGS PER SHARE	$0.48	$0.40	$0.46
Weighted average number of shares	111,037	110,840	110,088

DILUTED EARNINGS PER SHARE	$0.48	$0.40	$0.46
Weighted average number of shares	111,979	111,627	111,234

* Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022.

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:

GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$53,445	$44,634	$51,190
Stock based compensation	7,781	6,761	6,923
Amortization of acquired intangible assets	448	448	491
Restructuring income, net **	(2,634)	--	(250)
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$59,040	$51,843	$58,354

ADJUSTED EARNINGS PER SHARE:

Basic	$0.53	$0.47	$0.53
Diluted	$0.53	$0.46	$0.52

** Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022, net of taxes.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Six months ended
	June 30,
	2024	2023
REVENUES	$678,419	$712,802
COST OF REVENUES	518,891	530,568

GROSS PROFIT	159,528	182,234

OPERATING COSTS AND EXPENSES:
Research and development	38,945	38,783
Marketing, general and administrative	37,720	36,016
Restructuring income, net *	(6,270)	(32,506)
	70,395	42,293

OPERATING PROFIT	89,133	139,941

FINANCING AND OTHER INCOME, NET	11,694	10,921

PROFIT BEFORE INCOME TAX	100,827	150,862

INCOME TAX EXPENSE, NET	(1,030)	(20,788)

NET PROFIT	99,797	130,074

Net income attributable to non-controlling interest	(1,718)	(7,482)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$98,079	$122,592

BASIC EARNINGS PER SHARE	$0.88	$1.11
Weighted average number of shares	110,938	110,025

DILUTED EARNINGS PER SHARE	$0.88	$1.10
Weighted average number of shares	111,964	111,153

* Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022.

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:

GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$98,079	$122,592
Stock based compensation	14,542	13,371
Amortization of acquired intangible assets	896	990
Restructuring income, net **	(2,634)	(11,224)
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$110,883	$125,729

ADJUSTED EARNINGS PER SHARE:

Basic	$1.00	$1.14
Diluted	$0.99	$1.13

** Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022, net of taxes.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	June 30,	March 31,	June 30,
	2024	2024	2023

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$260,497	$260,664	$304,934
Net cash provided by operating activities	113,085	110,038	75,494
Investments in property and equipment, net	(112,615)	(98,018)	(89,433)
Debt repayment	(10,439)	(8,409)	(10,093)
Effect of Japanese Yen exchange rate change over cash balance	(2,658)	(2,665)	(5,322)
Deposits and marketable securities, net	17,443	(1,113)	42,615
CASH AND CASH EQUIVALENTS - END OF PERIOD	$265,313	$260,497	$318,195

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	June 30,	March 31,	June 30,
	2024	2024	2023
CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$56,750	$43,047	$48,706

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization *	65,567	59,544	63,579
Effect of exchange rate differences and fair value adjustment	625	227	3,102
Other expense (income), net	--	5,993	(149)

Changes in assets and liabilities:

Trade accounts receivable	(7,227)	(6,716)	(21,241)
Other assets	3,141	(13,454)	2,114
Inventories	17,744	(23,703)	16,315
Trade accounts payable	(19,741)	32,559	(24,712)
Deferred revenue and customers' advances	(2,091)	(1,931)	(10,723)
Other current liabilities	274	16,868	(5,479)
Other long-term liabilities	(1,957)	(2,396)	3,982

Net cash provided by operating activities	113,085	110,038	75,494

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(112,615)	(98,018)	(89,433)
Deposits and marketable securities, net	17,443	(1,113)	42,615
Net cash used in investing activities	(95,172)	(99,131)	(46,818)

CASH FLOWS - FINANCING ACTIVITIES

Debt repayment	(10,439)	(8,409)	(10,093)
Net cash used in financing activities	(10,439)	(8,409)	(10,093)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(2,658)	(2,665)	(5,322)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,816	(167)	13,261
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	260,497	260,664	304,934
CASH AND CASH EQUIVALENTS - END OF PERIOD	$265,313	$260,497	$318,195

* Includes amortization of acquired intangible assets and stock based compensation in the amounts of $8,229, $7,209 and $7,414 for the 3 months periods ended June 30, 2024, March 31, 2024 and June 30, 2023, respectively.